AMENDED


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APR 1 0 2007
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.C. 20549

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ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tully & Holland, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 William Street Suite 100
(No. and Street)

Wellesley (City) Massachusetts (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy W. Tully 781-239-2900 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name - if individual, state last, first, middle name)

1330 Boylston Street, Chestnut Hill MA 02467
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy W. Tully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tully & Holland, Incorporated, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public my comm exp. 2-2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. Amended liabilities and ownership equity section.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AS AMENDED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	69,210	1205		1385	69,210	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 69,210	1230	$	1450	$ 69,210	1760

Ownership Equity

21. Sole Proprietorship [15]	$	1770
22. Partnership (limited partners) [11] ($ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	3	1792
C. Additional paid-in capital	149,198	1793
D. Retained earnings	344,076	1794
E. Total	493,277	1795
F. Less capital stock in treasury [16]	(98,817)	1796
24. TOTAL OWNERSHIP EQUITY	$ 394,460	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 463,670	1810

OMIT PENNIES

See notes to financial statements

AS ORIGINALLY FILED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	69,210	1205		1385	69,210	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. includes equity subordination (15c3-1(d)) of ... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 69,210	1230	$	1450	$ 69,210	1760

Ownership Equity			Total	
21. Sole Proprietorship			$	1770
22. Partnership (limited partners)	($	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			3	1792
C. Additional paid-in capital			124,198	1793
D. Retained earnings			369,076	1794
E. Total			493,277	1795
F. Less capital stock in treasury			(98,817)	1796
24. TOTAL OWNERSHIP EQUITY			$ 394,460	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 463,670	1810

OMIT PENNIES

See notes to financial statements

END